Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Hunter Maritime Acquisition Corp.:

We consent to the use of our report dated September 7, 2016, with respect to the statement of financial position of Hunter Maritime Acquisition Corp. as of July 12, 2016, and the related statements of profit or loss, comprehensive income, changes in equity and cash flows for the period then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report contains an explanatory paragraph regarding the ability of Hunter Maritime Acquisition Corp. to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises Burg. CVBA

/s/ Herwig Carmans
Herwig Carmans
Bedrijfsrevisor / Réviseur d’Entreprises

Hasselt, BELGIUM

November 14, 2016